The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

           PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 12, 2001

P_R_O_S_P_E_C_T_U_S__S_U_P_P_L_E_M_E_N_T
(TO PROSPECTUS DATED JUNE 15, 1998)

              FILED PURSUANT TO RULE 424(B)(3) REG. NO. 333-56051

                                4,000,000 SHARES

                             HRPT PROPERTIES TRUST

                  % SERIES A CUMULATIVE REDEEMABLE PREFERRED SHARES
                     (LIQUIDATION PREFERENCE $25 PER SHARE)
                                 -------------

    Distributions on the Series A Preferred Shares will be cumulative from the date of original issue and payable quarterly, beginning on May 15, 2001, at the
rate of    % of the liquidation preference per annum, or $         per Series A
Preferred Share.

    The Series A Preferred Shares are not redeemable until February   , 2006,
after which we may redeem the shares at a redemption price of $25.00 per Series A Preferred Share, plus any accrued and unpaid distributions to and including the date of redemption. The Series A Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

    We intend to file an application to list the Series A Preferred Shares on the New York Stock Exchange.
                               ------------------

                                                             PER SHARE            TOTAL
                                                             ---------            -----
Public offering price (1)..................................   $25.00              $

Underwriting discount......................................     $                 $

Proceeds, before expenses, to HRPT Properties Trust........     $                 $

      (1) Plus accrued distributions, if any, from (but excluding) the date of original issue.

    The underwriters may also purchase up to an additional 600,000 Series A Preferred Shares from HRPT Properties Trust at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The Series A Preferred Shares will be ready for delivery on or about
February   , 2001.
                               ------------------

                          JOINT BOOK-RUNNING MANAGERS

MERRILL LYNCH & CO.                                              UBS WARBURG LLC
                                ----------------

  A.G. EDWARDS & SONS, INC.  MORGAN STANLEY DEAN WITTER  SALOMON SMITH BARNEY
                                ----------------

CREDIT SUISSE FIRST BOSTON                          FIRST UNION SECURITIES, INC.

LEGG MASON WOOD WALKER                                     PRUDENTIAL SECURITIES
         INCORPORATED
                           -------------------------

          The date of this prospectus supplement is February   , 2001.

--------------------------------------------------------------------------------

                             HRPT PROPERTIES TRUST
--------------------------------------------------------------------------------

[PICTURE]                                                              [PICTURE]
Bridgepoint Square (5 Buildings)                                   Herald Square
Austin, TX                                                        Washington, DC
442,263 Square Feet, Built 1986-97               187,823 Square Feet, Built 1991
Major Tenant: IBM Corporation      Major Tenant: Inter-American Development Bank

                                   [PICTURE]
                               Mellon Bank Center
                                Philadelphia, PA
                       1,288,723 Square Feet, Built 1990
                           Major Tenant: Mellon Bank

[PICTURE]                                                              [PICTURE]
The Pavillion                     National Institute of Standards and Technology
Mineola, NY                                                     Gaithersburg, MD
252,000 Square Feet, Built 1971-90               131,084 Square Feet, Built 1995
Major Tenant: Winthrop University Hospital

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Prospectus Supplement Summary...............................     S-4
Use of Proceeds.............................................     S-7
Capitalization..............................................     S-7
Recent Developments.........................................     S-8
The Company.................................................     S-8
Ratio of Earnings to Fixed Charges..........................     S-9
Description of the Series A Preferred Shares................     S-9
Federal Income Tax and ERISA Considerations.................    S-13
Underwriting................................................    S-15
Legal Matters...............................................    S-16
Experts.....................................................    S-16
Incorporation of Certain Information by Reference...........    S-17
Where You Can Find More Information.........................    S-17
Forward-Looking Statements..................................    S-18

                              PROSPECTUS

Available Information.......................................      ii
Incorporation of Certain Documents by Reference.............      ii
The Company.................................................       1
Use of Proceeds.............................................       1
Ratio of Earnings to Fixed Charges..........................       1
Description of Debt Securities..............................       1
Description of Shares.......................................      11
Description of Preferred Shares.............................      11
Description of Depositary Shares............................      17
Description of Warrants.....................................      20
Description of Convertible Subordinated Debentures..........      20
Limitation of Liability; Shareholder Liability..............      21
Redemption; Business Combinations and Control Share
  Acquisitions..............................................      21
Plan of Distribution........................................      24
Legal Matters...............................................      25
Experts.....................................................      25

    IN THIS PROSPECTUS SUPPLEMENT, THE TERM "HRP" INCLUDES HRPT PROPERTIES TRUST AND ITS CONSOLIDATED SUBSIDIARIES.

    IN PRESENTING "AS ADJUSTED" INFORMATION IN THIS PROSPECTUS SUPPLEMENT, WE HAVE ASSUMED THAT THIS OFFERING HAS BEEN COMPLETED AND THAT WE HAVE APPLIED THE NET PROCEEDS TO REPAY SOME OF OUR OUTSTANDING CONVERTIBLE SUBORDINATED DEBENTURES AND REPURCHASE SOME OF OUR OUTSTANDING COMMON SHARES. UNLESS OTHERWISE STATED IN THIS PROSPECTUS SUPPLEMENT, WE HAVE ASSUMED THROUGHOUT THIS PROSPECTUS SUPPLEMENT THAT THE UNDERWRITERS' OVER-ALLOTMENT IS NOT EXERCISED.

                               ------------------

    You should rely on the information contained or incorporated in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                                  THE COMPANY

    HRPT Properties Trust is a real estate investment trust ("REIT") that owns and leases office buildings. We currently own a total of 191 properties costing approximately $2.5 billion located in 27 states and the District of Columbia. We also hold minority investments in the common shares of two other New York Stock Exchange-listed REITs, Hospitality Properties Trust ("HPT") and Senior Housing Properties Trust ("SNH").

                            HRP Investment Portfolio
                (undepreciated book basis, dollars in millions)
                            as of September 30, 2000

                     [Tabular representation of pie chart.]

                            TYPE                               AMOUNT    PERCENTAGE
                            ----                              --------   ----------
Owned Office Buildings                                         $2,661        90%
Investment in SNH                                              $  196         7%
Investment in HPT                                              $  106         3%

                               HRP Capitalization
                       (book basis, dollars in millions)
                            as of September 30, 2000

                     [Tabular representation of pie chart.]

                            TYPE                               AMOUNT    PERCENTAGE
                            ----                              --------   ----------
Equity                                                         $1,498        52%
Debt                                                           $1,367        48%

    Our ability to pay distributions on our Series A Preferred Shares will depend primarily upon our receipt of rents from tenants. Our largest tenant is the U.S. Government which rents 27 office buildings and other space throughout our office portfolio for annual rents totaling $63.3 million. Over 67% of our rents come from tenants, including the U.S. Government, that are rated investment grade or are publicly owned or from their subsidiaries. Over 56% of our revenues come from leases that expire in 2005 or thereafter. The following tables present information as of December 31, 2000:

                     HRP TENANT STRENGTH                                     HRP LEASE MATURITIES
                                                PERCENTAGE OF                               PERCENTAGE OF
TENANT                                         TOTAL REVENUES       YEAR                   TOTAL REVENUES
------                                         ---------------      ----                   ---------------
U.S. Government..............................  17.1%                2001.................  11.1%
Other Investment Grade Tenants...............  37.2%                2002.................   9.2%
  Total Investment Grade Rated Tenants.......           54.3%       2003.................  12.3%
Other Publicly Owned Tenants.................  12.8%                2004.................  10.8%
                                               -----                                       -----
  Total Investment Grade and                                          Total 2001-2004....           43.4%
  Publicly Owned Tenants.....................           67.1%       2005-2010............  33.4%
                                                                    After 2010...........  23.2%
                                                                                           -----
                                                                      Total 2005 and
                                                                      After..............           56.6%

                               FINANCING POLICIES

    Our debt securities have been investment grade rated since 1994. We expect to continue to be conservatively capitalized. At September 30, 2000, our total debt of $1.4 billion was 48% of our total book capitalization.

                          PRINCIPAL PLACE OF BUSINESS

    We are organized as a Maryland real estate investment trust. Our principal place of business is 400 Centre Street, Newton, Massachusetts 02458, and our telephone number is (617) 332-3990.

                                  THE OFFERING

    The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Shares, see "Description of the Series A Preferred Shares" in this prospectus supplement and "Description of Preferred Shares" in the accompanying prospectus.

Issuer...............................  HRPT Properties Trust.

Securities Offered...................  4,000,000 shares of   % Series A Cumulative Redeemable
                                       Preferred Shares. The underwriters have the option to
                                       purchase up to 600,000 additional shares of Series A
                                       Preferred Shares from HRP to cover over-allotments, if any.

Distributions........................  Investors will be entitled to receive cumulative cash distributions on the Series A Preferred Shares at a rate of
                                         % per annum of the $25.00 per share liquidation preference
                                       (equivalent to $         per annum per share). Beginning in
                                       May 2001, distributions on the Series A Preferred Shares
                                       will be payable quarterly in arrears on the fifteenth day of each February, May, August and November or, if not a
                                       business day, the next business day. Distributions on the
                                       Series A Preferred Shares will be cumulative from (but
                                       excluding) the date of original issuance, which is expected
                                       to be February   , 2001.

Maturity.............................  The Series A Preferred Shares do not have any maturity date, and we are not required to redeem the Series A Preferred
                                       Shares. In addition, we are not required to set aside funds to redeem the Series A Preferred Shares. Accordingly, the
                                       Series A Preferred Shares will remain outstanding
                                       indefinitely unless we decide to redeem them.

Optional Redemption..................  We may not redeem the Series A Preferred Shares prior to
                                       February   , 2006, except in limited circumstances relating
                                       to our continuing qualification as a REIT. On and after
                                       February   , 2006, we may, at our option, redeem the Series
                                       A Preferred Shares, in whole or from time to time in part, by payment of $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption.

Liquidation Preference...............  If we liquidate, dissolve or wind up HRP, holders of the
                                       Series A Preferred Shares will have the right to receive
                                       $25.00 per share, plus accrued and unpaid distributions to and including the date of payment, before any payments are made to the holders of our common shares.

Ranking..............................  The Series A Preferred Shares rank senior to our common shares with respect to the payment of distributions and the distribution of assets in the event of our liquidation,
                                       dissolution or winding up.

Voting Rights........................  Holders of Series A Preferred Shares generally have no voting rights. However, if we do not pay distributions on
                                       the Series A Preferred Shares for six or more quarterly
                                       periods (whether or not consecutive), the holders of the
                                       Series A Preferred Shares, voting as a class with the
                                       holders of any other class or series of our capital shares which has similar voting rights, will be entitled to vote
                                       for the election of two additional trustees to serve on our
                                       Board of Trustees until we pay all distributions which we
                                       owe on the Series A Preferred Shares. In addition, the
                                       affirmative vote of the holders of at least two-thirds of
                                       the outstanding shares of Series A Preferred Shares is
                                       required for us to authorize, create or increase capital
                                       shares ranking senior to the Series A Preferred Shares or to amend our Declaration of Trust in a manner that materially and adversely affects the rights of the Series A Preferred
                                       Shares.

Listing..............................  We intend to file an application to list the Series A
                                       Preferred Shares on the NYSE. If the application is
                                       approved, trading of the Series A Preferred Shares on the
                                       NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Shares.

Restrictions on Ownership and
Transfer.............................  Our Declaration of Trust and the Articles Supplementary for
                                       the Series A Preferred Shares contain provisions that limit to 8.5% the percentage ownership of our equity in the
                                       aggregate and of the Series A Preferred Shares by any one
                                       person or group of affiliated persons. Similarly, we may
                                       prevent any proposed transfer of our capital shares,
                                       including the Series A Preferred Shares, which would
                                       jeopardize our status as a REIT. The Board of Trustees may
                                       (i) elect to purchase any shares, including the Series A
                                       Preferred Shares, owned by a person in excess of this
                                       ownership limit or (ii) refuse to transfer or issue shares, including Series A Preferred Shares, to a person if an
                                       acquisition of shares by such person would result in such
                                       person's exceeding this ownership limit. Any transfer of
                                       shares, including Series A Preferred Shares, that would
                                       result in a person's exceeding this ownership limit or that would result in our disqualification as a REIT is deemed
                                       void ab initio, and the Trustees have authority to
                                       repurchase any shares necessary to maintain our status as a
                                       REIT. In addition, the Articles Supplementary provide that the outstanding Series A Preferred Shares cannot be held by fewer than 120 persons. The Board of Trustees may purchase or refuse to transfer or issue Series A Preferred Shares if this minimum threshold as to number of owners is not met.

Conversion...........................  The Series A Preferred Shares are not convertible into or exchangeable for any other securities or property.

Use of Proceeds......................  We estimate that our net proceeds from the offering will be approximately $96.6 million. We intend to use the net
                                       proceeds from the offering of Series A Preferred Shares to repay some of our outstanding convertible subordinated
                                       debentures, repurchase some of our outstanding common shares and for general business purposes.

                                USE OF PROCEEDS

    We estimate that the net proceeds of this offering of Series A Preferred Shares will be about $96.6 million. We expect to use about half of the net proceeds of this offering to repay some of our outstanding convertible subordinated debentures and the remaining net proceeds to repurchase some of our outstanding common shares. Our convertible subordinated debentures bear interest at rates ranging from 7.25% to 7.5% and mature on October 1, 2001 and October 1, 2003. All of our outstanding convertible subordinated debentures are callable at par. We expect that our common share repurchases will be made at market prices. We are unsure whether we will be able to repurchase any common shares at acceptable prices. Any proceeds of this offering which are not used to repurchase common shares will be used for our general business purposes, including possibly the repurchase of additional convertible subordinated debentures. Until we use the proceeds of this offering, they may be deposited in interest-bearing accounts or invested in short-term securities, including securities that may not be investment grade rated.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2000, and as adjusted assuming completion of this offering. The following table assumes that one half of the net proceeds of this offering will be used to repay subordinated convertible debentures at par, and the remainder used to repurchase our common shares at $7.95 per share, the closing price on February 9, 2001. Repurchased shares are assumed to be cancelled, not held as treasury shares for possible reissuance. Our common share repurchases are expected to be made in market transactions and there can be no assurance as to the prices at which shares may be repurchased or if, in fact, we will repurchase any common shares.

                                                                  SEPTEMBER 30, 2000
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   ------------
                                                                (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
Debt:
  Bank credit facility(1)...................................  $  351,000     $  351,000
  Mortgage debt payable(1)..................................      54,065         54,065
  Senior notes payable, net.................................     757,266        757,266
  Convertible subordinated debentures.......................     204,863        156,804
                                                              ----------     ----------
      Total debt............................................   1,367,194      1,319,135
                                                              ----------     ----------
Shareholders' equity:
  Preferred shares of beneficial interest, par value $0.01
    per share; 50,000,000 authorized; none issued and
    4,000,000 as adjusted...................................          --         96,600
  Common shares of beneficial interest, par value $0.01 per
    share; 150,000,000 authorized, 131,948,847 issued and
    125,903,753 as adjusted.................................       1,319          1,259
  Additional paid-in capital................................   1,971,679      1,923,198
  Cumulative net income.....................................     763,792        763,792
  Cumulative distributions..................................  (1,232,349)    (1,232,349)
  Unrealized holding losses on investments..................      (6,589)        (6,589)
                                                              ----------     ----------
      Total shareholders' equity............................   1,497,852      1,545,911
                                                              ----------     ----------
      Total capitalization..................................  $2,865,046     $2,865,046
                                                              ==========     ==========

------------------------

(1) See "Recent Developments--Financings" for recent changes in these balances.

                              RECENT DEVELOPMENTS

    Since September 30, 2000, the following have occurred.

    PROPERTY SALES. We have sold five properties totaling 493,000 square feet for total gross sales prices of $148.4 million. The largest of these transactions was the sale of our only property in Manhattan, a 425,000 square feet office building at 7 West 34th Street, which we sold for a gross price of $128 million. We realized net proceeds from these sales of $142.7 million after paying brokerage and other costs. We used all of these net sales proceeds to repay debt outstanding under our revolving bank credit facility.

    FINANCINGS. In December 2000 we issued $304 million of mortgage debt. Of this debt, $260 million is secured by six office properties with 2.2 million square feet; the remaining $44 million is secured by one office property with 608,000 square feet. The $260 million mortgage matures in 10 years; the $44 million mortgage matures in 30 years, but may be prepaid after 10 years without penalty. All of this debt requires regular payments of principal and interest. Including the amortization of an interest hedge, which we purchased, the effective interest rate on this debt is approximately 7.5% per annum. We used $198 million of net proceeds of these mortgages to retire all amounts outstanding under our revolving bank credit facility and we expect to use the balance to retire additional debt and for general business purposes.

    RATING AGENCIES. In January 2001 Standard & Poor's Ratings Services modified the ratings of our senior unsecured debt from BBB with a "negative outlook" to BBB with a "stable outlook."

    Recently Moody's Investors Service announced that it is considering changing its policy for rating preferred equity securities. Generally, Moody's now rates preferred equity securities one notch lower than an issuer's senior unsecured debt. The Moody's announcement indicated that the new policy it is considering will generally rate preferred equity securities two notches lower than an issuer's senior unsecured debt. Moody's now rates our senior unsecured debt as Baa2 and we expect this issue of Series A Preferred Shares to be rated baa3. If the new policy which Moody's is now considering is adopted our Series A Preferred Shares may be rated Ba1. We do not know if Moody's will adopt a new policy for rating preferred equity securities, or if a new policy is adopted by Moody's, whether it will be applied to our Series A Preferred Shares.

    A rating assigned to HRP's securities reflects the applicable rating agency's assessment of the likelihood that the holders of such security will receive the payments required to be made. A rating is not a recommendation to purchase, hold, or sell the Series A Preferred Shares or any other security of HRP, and such ratings do not comment as to the marketability of the Series A Preferred Shares or any other security of HRP, their market price or suitability for a particular investor. There is no assurance that any rating will remain for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating agency if in such rating agency's judgment circumstances so warrant. Each rating should be evaluated independently of any other rating.

                                  THE COMPANY

    HRP is a REIT that owns and leases office buildings. We currently own 191 properties with approximately 19 million square feet costing approximately
$2.5 billion located in 27 states and the District of Columbia. We also hold minority investments in the common shares of two other New York Stock Exchange-listed REITs: 4 million shares of HPT, and 12.8 million shares of SNH. The book value of our shares of HPT and SNH was $106 million and $196 million, respectively, at September 30, 2000. The market value of our shares of HPT and SNH was $102 million and $136 million, respectively, as of February 9, 2001.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our consolidated ratio of earnings to fixed charges was 2.0 and 2.4 for the nine months ended September 30, 2000 and 1999, respectively, and 2.2, 3.2, 3.9,
4.3 and 3.4 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively.

                  DESCRIPTION OF THE SERIES A PREFERRED SHARES

    This description of the Series A Preferred Shares supplements the description of the general terms and provisions of our shares of beneficial interest, including preferred shares, in the accompanying prospectus. You should consult that general description for further information.

GENERAL

    We are currently authorized to issue up to 50,000,000 preferred shares in one or more series. Each series will have the designations, powers, preferences, rights, qualifications, limitations or restrictions as Maryland law may permit and our Board of Trustees may determine by adoption of applicable articles supplementary to our Declaration of Trust.

    This summary of the terms and provisions of the Series A Preferred Shares is not complete. Prior to completing this offering, we will adopt articles supplementary for the Series A Preferred Shares. You may obtain a complete copy of the articles supplementary describing the Series A Preferred Shares by contacting us. The articles supplementary will initially authorize 4,600,000 Series A Preferred Shares. Our Board of Trustees may authorize additional
Series A Preferred Shares from time to time.

    The transfer agent, registrar and dividends disbursing agent for the Series A Preferred Shares is State Street Bank and Trust Company.

    We intend to file an application to list the Series A Preferred Shares on the NYSE. If the application is approved, trading of the Series A Preferred Shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Shares.

    The certificates evidencing the Series A Preferred Shares initially will be issued in the form of temporary certificates. Holders of temporary certificates will be entitled to exchange them for definitive certificates as soon as the definitive certificates are available. We anticipate that definitive certificates will be available within 150 days after the date of initial delivery of the Series A Preferred Shares.

RANKING

    The Series A Preferred Shares will rank senior to our common shares and to any other of our equity securities that by their terms rank junior to the Series A Preferred Shares with respect to payments of distributions or amounts upon our liquidation, dissolution or winding up. The Series A Preferred Shares will rank on a parity with other series of our preferred shares or other equity securities that we may later authorize or issue and that by their terms are on a parity with the Series A Preferred Shares. The Series A Preferred Shares will rank junior to any equity securities that we may later authorize or issue and that by their terms rank senior to the Series A Preferred Shares. Any convertible debt securities that we may issue are not considered to be equity securities for these purposes.

DISTRIBUTIONS

    Holders of the Series A Preferred Shares will be entitled to receive, when and as authorized by our Board of Trustees, out of funds legally available for
the payment of distributions, cumulative cash distributions at the rate of   %
of the liquidation preference per annum. Distributions on the Series A Preferred Shares will accrue and be cumulative from (but excluding) the date of original issue and will be payable quarterly in arrears on the fifteenth day of each February, May, August and November or, if not a business day, the next business day. The first distribution on the Series A Preferred Shares will be paid on May 15, 2001. Distributions payable on the Series A Preferred Shares for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable record date designated by our Board of Trustees for the payment of distributions that is not more than 60 nor less than 10 days prior to the distribution payment date.

    Our Board of Trustees will not authorize, and we will not pay, any distributions on the Series A Preferred Shares or set aside funds for the payment of distributions if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements which restrict or prevent the payment of dividends on, or the purchase or redemption of, shares. These restrictions may be indirect, for example covenants requiring us to maintain specified levels of net worth or assets, or direct. We do not believe that these restrictions currently have any adverse impact on our ability to pay distributions on Series A Preferred Shares.

    Notwithstanding the foregoing, distributions on the Series A Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of distributions and whether or not distributions are authorized. Accrued but unpaid distributions on the Series A Preferred Shares will not bear interest, and holders of the Series A Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our distributions on Series A Preferred Shares, including any capital gain distributions, will be credited to the previously accrued distributions on the Series A Preferred Shares. We will credit any distribution made on Series A Preferred Shares first to the earliest accrued and unpaid distribution due.

    We will not declare or pay any distributions, or set aside any funds for the payment of distributions, on common shares or other shares that rank junior to the Series A Preferred Shares, or redeem or otherwise acquire common shares or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative distributions on the Series A Preferred Shares for the current and all past dividend periods. In addition to the exceptions described on page 13 of the accompanying prospectus, this restriction will not limit our redemption or other acquisition of shares under incentive, benefit or share purchase plans for officers, trustees or employees or others performing or providing similar services, for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our declaration of trust, for the purpose of preserving our status as a REIT or our redemption or other acquisition of rights issued under our shareholder rights plan or any successor plan we adopt.

    If we do not declare and either pay or set aside for payment the full cumulative distributions on the Series A Preferred Shares and all shares that rank on a parity with Series A Preferred Shares, the amount which we have declared will be allocated pro rata to the Series A Preferred Shares and to each parity series of shares so that the amount declared for each Series A Preferred Share and for each share of each parity series is proportionate to the accrued and unpaid distributions on those shares.

LIQUIDATION RIGHTS

    In the event of our liquidation, the holders of the Series A Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at fair market value as determined by our Board of Trustees equal to a liquidation preference of $25.00 per share, plus any accrued and unpaid distributions through and including the date of the payment. The holders of Series A Preferred Shares will be entitled to receive this liquidating distribution before we distribute any assets to holders of our common shares or any other shares of beneficial interest that rank junior to the Series A Preferred Shares. The rights of holders of Series A Preferred Shares to receive their liquidation preference would be subject to preferential rights of the holders of any series of shares which is senior to the Series A Preferred Shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of our remaining assets. If we consolidate or merge with any other entity, sell, lease, transfer or convey all or substantially all of our property or business, or engage in a statutory share exchange, we will not be deemed to have liquidated.

REDEMPTION BY HRP

    We may not redeem the Series A Preferred Shares prior to February   , 2006,
except as described below under "Restrictions on Transfer". On and after
February   , 2006, at our option upon not less than 30 nor more than 60 days'
written notice, we may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accrued and unpaid distributions through the date fixed for redemption.

    We may give notice of redemption by mail to each holder of record of Series A Preferred Shares at the address shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Preferred Shares except as to the holder to whom notice was defective. Each notice will state the following:

    - the redemption date;

    - the redemption price;

    - the number of Series A Preferred Shares to be redeemed;

    - the place or places where the certificates for the Series A Preferred Shares are to be surrendered for payment; and

    - that distributions on the shares to be redeemed will cease to accrue on the redemption date.

    If we redeem fewer than all of the Series A Preferred Shares, the notice of redemption mailed to each shareholder will also specify the number of Series A Preferred Shares that we will redeem from each shareholder. In this case, we will determine the number of Series A Preferred Shares to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose.

    If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series A Preferred Shares called for redemption, then from and after the redemption date, those Series A Preferred Shares will be treated as no longer being outstanding, no further distributions will accrue and all other rights of the holders of those Series A Preferred Shares will terminate. The holders of those Series A Preferred Shares will retain their right to receive the redemption price for their shares and any accrued and unpaid distributions through the redemption date.

    The holders of Series A Preferred Shares at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the Series A Preferred Shares on the corresponding payment date notwithstanding the redemption of the Series A Preferred Shares between such record date and the corresponding payment date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series A Preferred Shares to be redeemed.

    The Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under "Restrictions on Transfer" below.

    Subject to applicable law, we may purchase Series A Preferred Shares in the open market, by tender or by private agreement. We are permitted to return any Series A Preferred Shares that we reacquire to the status of authorized but unissued shares.

VOTING RIGHTS

    Holders of Series A Preferred Shares will have no voting rights, except as follows:

    - If distributions on the Series A Preferred Shares are due but unpaid for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of the Series A Preferred Shares, voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional trustees to serve on our Board of Trustees until all distribution arrearages have been paid. The voting rights of the holders of Series A Preferred Shares in that circumstance, to the extent not inconsistent with the preceding sentence, are described more fully on pages 15 and 16 of the accompanying prospectus.

    - In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Shares is required for us to authorize, create or increase capital shares ranking senior to the Series A Preferred Shares or to amend our Declaration of Trust in a manner that materially and adversely affects the rights of the Series A Preferred Shares. These special voting rights of holders of Series A Preferred Shares, to the extent not inconsistent with the preceding sentence, are described more fully on pages 15 and 16 of the accompanying prospectus.

    In any matter in which the Series A Preferred Shares are entitled to vote, each Series A Preferred Share will be entitled to one vote. If the holders of Series A Preferred Shares and another series of preferred shares are entitled to vote together as a single class on any matter, the Series A Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.

CONVERSION RIGHTS

    The Series A Preferred Shares are not convertible into or exchangeable for any property or other securities.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    For information regarding restrictions on transfer of the Series A Preferred Shares, see "Redemption; Business Combinations and Control Share Acquisitions--Redemption and Business Combinations" in the accompanying prospectus. The Articles Supplementary for the Series A Preferred Shares provide that the ownership limitation and excess share provisions described on page 21 of the accompanying prospectus apply both to ownership of all our shares of beneficial interest in the aggregate and to ownership of Series A Preferred Shares as a separate class. In addition, the Articles Supplementary provide that the outstanding Series A Preferred Shares cannot be held by fewer than 120 persons. We have the right to purchase or refuse to transfer Series A Preferred Shares which are excess shares, as defined in the accompanying prospectus, or which cause there to be fewer than 120 holders thereof at any time, for a price equal to $25.00 per share, plus any accrued and unpaid distributions through the redemption date.

                  FEDERAL INCOME TAX AND ERISA CONSIDERATIONS

    The following summary of federal income tax considerations and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to the acquisition, ownership and disposition of our Series A Preferred Shares supplements and updates the more detailed description of these matters in our Annual Report on Form 10-K for the year ended December 31, 1999, which we incorporate in this prospectus supplement by reference. Sullivan & Worcester LLP, Boston, Massachusetts, has rendered a legal opinion that the discussions in this section and in the sections of our 1999 Annual Report captioned "Federal Income Tax Considerations" and "ERISA Plans, Keogh Plans and Individual Retirement Accounts" are accurate in all material respects and, taken together, fairly summarize the federal income tax and ERISA issues discussed in those sections, and the opinions of counsel referred to in those sections represent Sullivan & Worcester LLP's opinions on those subjects. Specifically, subject to qualifications and assumptions contained in its opinion and in our 1999 Annual Report, Sullivan & Worcester LLP has given opinions to the effect (1) that we have been organized and have qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), for our 1987 through 2000 taxable years, and that our current investments and plan of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and (2) that under the "plan assets" regulations promulgated by the Department of Labor under ERISA, the assets of HRP will not be deemed to be "plan assets."

    Subject to the detailed discussion contained in our 1999 Annual Report, we believe that we have qualified, and we intend to remain qualified, as a REIT under the Internal Revenue Code. As indicated above, we own 12.8 million shares, or over 49% of the outstanding common shares of SNH. For any of our taxable years in which SNH qualifies as a REIT, our ownership of common shares in SNH will count favorably toward our own compliance with the REIT qualification asset tests described in the 1999 Annual Report. However, because we do not and cannot control SNH's compliance with the REIT qualification rules, we also intend to join with SNH in filing a protective "taxable REIT subsidiary" election under
Section 856(l) of the Internal Revenue Code, whereby SNH would, if it were not a REIT, be considered one of our "taxable REIT subsidiaries." As one of our "taxable REIT subsidiaries," we believe that SNH's failure to qualify as a REIT would not jeopardize our qualification as a REIT.

    As a REIT, we generally will not be subject to federal income tax on our net income distributed as dividends to our shareholders. Distributions on our Series A Preferred Shares generally will be includable in your income as dividends to the extent the distributions do not exceed our current or accumulated earnings and profits, with a portion of these dividends possibly treated as capital gain dividends as explained below, but with no portion of these dividends eligible for the dividends received deduction for corporate shareholders. Distributions in excess of our current or accumulated earnings and profits generally will be treated for federal income tax purposes as a return of capital to the extent of your basis in our Series A Preferred Shares, and will reduce this basis. In determining the extent to which a distribution on our Series A Preferred Shares constitutes a dividend for federal income tax purposes, our current or accumulated earnings and profits will generally be allocated first to distributions with respect to our Series A Preferred Shares along with any other class of preferred stock we may issue, and thereafter to distributions with respect to our common shares.

    If for any taxable year we elect to designate as "capital gain dividends," as defined in Section 857 of the Internal Revenue Code, any portion of the dividends paid for the year to holders of all classes of our stock, then the portion of dividends designated as capital gain dividends that will be allocable to our Series A Preferred Shares will be an amount equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends paid on our Series A Preferred Shares for that taxable year, and the denominator of which shall be the total dividends paid on all classes of our stock (including the Series A Preferred Shares) for that taxable year.

    A redemption of your Series A Preferred Shares will be treated under
Section 302 of the Internal Revenue Code as a distribution and hence taxable as a dividend to the extent of our current or accumulated earnings and profits, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Internal Revenue Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it
(1) is "substantially disproportionate" with respect to your ownership in HRP,
(2) results in a "complete termination" of your common and preferred share interest in HRP, or (3) is "not essentially equivalent to a dividend" with respect to you, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, you must generally take into account our common and preferred shares considered to be owned by you by reason of constructive ownership rules set forth in the Internal Revenue Code, as well as our common and preferred shares actually owned by you. If you actually or constructively own none of our common shares, or an insubstantial percentage of our common shares, a redemption of your Series A Preferred Shares is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether you will satisfy any of the tests of
Section 302(b) of the Internal Revenue Code depends upon the facts and circumstances at the time that your Series A Preferred Shares are redeemed, you are advised to consult your own tax advisor to determine your particular tax treatment.

    Under Section 305 of the Internal Revenue Code, preferred stock that may be redeemed at a price higher than its issue price may have this "redemption premium" treated as a constructive distribution. Under applicable Treasury Regulations, constructive dividend treatment is required in the case of callable preferred stock only if, based on all of the facts and circumstances as of the issue date, redemption pursuant to this call right is more likely than not to occur. Even if this redemption is more likely than not to occur, constructive dividend treatment is not required if the redemption premium is solely in the nature of a penalty for premature redemption; i.e., it is a premium paid as a result of changes in economic conditions over which neither we nor you have control. The Treasury Regulations also provide a safe harbor pursuant to which an issuer's right to redeem will not be treated as more likely than not to occur. While there can be no assurance in this regard, we believe that constructive dividend treatment of the redemption premium on our Series A Preferred Shares should not be required.

    Fiduciaries of ERISA plans and persons making the investment decision for an IRA or any non-ERISA plan are strongly urged to consult their advisors before making an investment in Series A Preferred Shares and to review the section of our Annual Report captioned "ERISA Plans, Keogh Plans and Individual Retirement Accounts," which is applicable to an investment in our Series A Preferred Shares. We call special attention to the fact that Series A Preferred Shares will be analyzed as a separate class under the Department of Labor regulation reviewed in our Annual Report to determine whether such shares are "publicly offered securities." We believe that, immediately after this offering, Series A Preferred Shares will be owned by 100 or more investors independent of us and of each other, and therefore that the "widely held" requirement for qualification as publicly offered securities will be met. We also believe that the other requirements for such qualification will be met, so that the Series A Preferred Shares will be publicly offered securities under the Department of Labor regulations, but no assurance can be given as to these matters.

    We advise you to consult your own advisor regarding the specific federal, state, local, foreign and other tax and ERISA consequences to you, including any possible prohibited transaction concerns, of the acquisition, ownership and disposition of our Series A Preferred Shares.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the purchase agreement, we have agreed to sell to each of the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC, are acting as representatives (the "Representatives"), and each of the underwriters named below has severally agreed to purchase from us, the respective number of Series A Preferred Shares set forth after its name below. The obligations of the underwriters are subject to certain conditions. The underwriters must purchase all of the shares if they purchase any.

                                                                 NUMBER OF
                                                                  SERIES A
UNDERWRITER                                                   PREFERRED SHARES
-----------                                                   ----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
UBS Warburg LLC.............................................
A.G. Edwards & Sons, Inc....................................
Morgan Stanley & Co. Incorporated...........................
Salomon Smith Barney Inc....................................
Credit Suisse First Boston Corporation......................
First Union Securities, Inc.................................
Legg Mason Wood Walker, Incorporated........................
Prudential Securities Incorporated..........................
                                                                  ---------
          Total.............................................      4,000,000
                                                                  =========

    The Representatives have advised us that they propose initially to offer the Series A Preferred Shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such
price less a concession not in excess of $   per share. The underwriters may
allow, and such dealers may reallow, a discount not in excess of $   per share
to certain other dealers. After the offering, the public offering price, concession and discount may be changed.

    We have granted an option to the underwriters, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to an aggregate of 600,000 additional Series A Preferred Shares at the price to the public set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Series A Preferred Shares which the number of Series A Preferred Shares to be purchased by it shown in the foregoing table bears to the 4,000,000 Series A Preferred Shares offered by this prospectus supplement.

    The following table shows the per share and total public offering price, underwriting discount and proceeds, before expenses, to HRPT Properties Trust. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional Series A Preferred Shares.

                                                     PER SERIES A     WITHOUT      WITH
                                                    PREFERRED SHARE    OPTION     OPTION
                                                    ---------------   -------     ------
Public offering price.............................       $               $          $
Underwriting discount.............................       $               $          $
Proceeds, before expenses, to HRPT Properties
  Trust...........................................       $               $          $

    We estimate that we will spend approximately $250,000 for printing, legal, accounting, transfer agent, NYSE listing and other expenses related to this offering of the Series A Preferred Shares.

    Until the distribution of the Series A Preferred Shares is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase Series A Preferred Shares. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the Series A Preferred Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Shares.

    If the underwriters create a short position in the Series A Preferred Shares in connection with this offering (i.e., if they sell more Series A Preferred Shares than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Series A Preferred Shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    We intend to file an application to list the Series A Preferred Shares on the NYSE. If the application is approved, trading of the Series A Preferred Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Series A Preferred Shares. The underwriters have advised us that they intend to make a market in the Series A Preferred Shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the Series A Preferred Shares, however, and if they begin to make a market they may cease market-making activities at any time.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

    In the ordinary course of their business, the underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking and investment banking transactions with us.

                                 LEGAL MATTERS

    Sullivan & Worcester LLP, Boston, Massachusetts, our lawyers, will issue an opinion about the legality of the Series A Preferred Shares. Brown & Wood LLP, New York, New York, the underwriters' lawyers, will also issue an opinion for the underwriters. Sullivan & Worcester LLP and Brown & Wood LLP will rely, as to certain matters of Maryland law, upon an opinion of Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is one of our Managing Trustees. Mr. Portnoy is also a Managing Trustee of Hospitality Properties Trust and Senior Housing Properties Trust and a director and 50% owner of REIT Management & Research, Inc., our investment adviser and property manager. Jennifer Clark was a partner in the firm of Sullivan & Worcester LLP until July 1999 and is one of our officers. Sullivan & Worcester LLP represents Hospitality Properties Trust, Senior Housing Properties Trust, REIT Management &
Research, Inc. and certain of their affiliates on various matters.

                                    EXPERTS

    The consolidated financial statements and financial statement schedules of HRPT Properties Trust appearing in its Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which are based in part on the report of Arthur Andersen LLP, independent public accountants. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

    - Annual Report on Form 10-K for the year ended December 31, 1999;

    - Quarterly Report on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000; and

    - Current Reports on Form 8-K filed July 18, 2000, July 27, 2000, September 29, 2000, February 6, 2001 and February 12, 2001.

    We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of the Series A Preferred Shares offering:

    - Reports filed under Sections 13(a) and (c) of the Exchange Act;

    - Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders' meeting; and

    - Any reports filed under Section 15(d) of the Exchange Act.

    You may request a copy of any of the filings (excluding exhibits), at no cost, by writing or telephoning us at the following address:

       Investor Relations
       HRPT Properties Trust
       400 Centre Street
       Newton, Massachusetts 02458
       (617) 332-3990

                      WHERE YOU CAN FIND MORE INFORMATION

    You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC's site at http://www.sec.gov.

                           FORWARD-LOOKING STATEMENTS

    STATEMENTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE, THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALSO, WHEN WE USE ANY OF THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE" "INTEND," "PLAN," "ESTIMATE," OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS SUPPLEMENT INCLUDE STATEMENTS REGARDING THE SECURITY OF OUR RENTAL INCOME AND OUR LEASES, POSSIBLE PROPERTY DISPOSITIONS AND THE EXPECTED AMOUNT OF PROCEEDS FROM THEM, POSSIBLE FUTURE CAPITAL GAINS FROM ASSET DISPOSITIONS, POSSIBLE REPAYMENT OF DEBT AND REPURCHASE OF COMMON SHARES, OUR ACCESS TO CAPITAL AND THE ABILITY OF OUR PROPERTIES TO COMPETE EFFECTIVELY. IN PART, WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON POSSIBLE OR ASSUMED FUTURE RESULTS OF OUR OPERATIONS. THESE ARE FORWARD-LOOKING STATEMENTS AND NOT GUARANTEED. THEY ARE BASED ON OUR PRESENT INTENTIONS AND ON OUR PRESENT EXPECTATIONS AND ASSUMPTIONS. THESE STATEMENTS, INTENTIONS, EXPECTATIONS AND ASSUMPTIONS INVOLVE RISKS AND UNCERTAINTIES, SOME OF WHICH ARE BEYOND OUR CONTROL, THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE WE ANTICIPATE OR PROJECT. FOR EXAMPLE, WE MAY OR MAY NOT REPAY DEBT OR REPURCHASE ANY SHARES OR WE MAY BE UNABLE TO MAINTAIN OUR TENANT OCCUPANCIES OR LEASE RENTS. PROSPECTIVE PURCHASERS SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, AS EVENTS DESCRIBED OR IMPLIED IN SUCH STATEMENTS MAY NOT OCCUR. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                               ------------------

    THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING HRP, DATED
JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO, IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HRPT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION OF TRUST, AS SO AMENDED, COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF HRP SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, HRP. ALL PERSONS DEALING WITH HRP, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF HRP FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

--------------------------------------------------------------------------------

                             HRPT PROPERTIES TRUST
--------------------------------------------------------------------------------

[PICTURE]                                                              [PICTURE]
Cedars Sanai Medical Office Towers and                    Woodmont Office Center
Garages (4 Buildings)                                              Rockville, MD
Los Angeles, CA                                  187,616 Square Feet, Built 1986
330,715 Square Feet, Built 1979         Significant Tenant: U.S. Government--FDA
Major Tenant: Cedars-Sanai Medical Center

                                   [PICTURE]
                      Torrey Pines Business Science Center
                                 (3 Buildings)
                                 San Diego, CA
                        163,839 Square Feet, Built 1985
                              Significant Tenants:
                      Alliance Pharmaceutical Corporation
                         The Scripps Research Institute

[PICTURE]                                                              [PICTURE]
Blue Cross Blue Shield Building                                    Memphis Place
Eagan, MN                                                            Memphis, TN
144,654 Square Feet, Built 1986                  203,852 Square Feet, Built 1985
                                            Significant Tenant: Dept. of Justice

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 SHARES

                             HRPT PROPERTIES TRUST

                  % SERIES A CUMULATIVE REDEEMABLE PREFERRED SHARES
                     (LIQUIDATION PREFERENCE $25 PER SHARE)

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                          ----------------------------

                              MERRILL LYNCH & CO.
                                UBS WARBURG LLC
                           A.G. EDWARDS & SONS, INC.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                          FIRST UNION SECURITIES, INC.
                             LEGG MASON WOOD WALKER
        INCORPORATED
                             PRUDENTIAL SECURITIES

                               FEBRUARY   , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------